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                           CASTLEWOOD HOLDINGS LIMITED
                                P.O. BOX HM 2267
                            WINDSOR PLACE, 3RD FLOOR
                                 18 QUEEN STREET
                                 HAMILTON HM JX
                                     BERMUDA

                                December 15, 2006


VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Attention: Mr. Jeffrey P. Riedler, Assistant Director
Division of Corporation Finance
100 F. Street N.E.
Mail Stop 6010
Washington, D.C. 20549

         Re:      Castlewood Holdings Limited
                  Registration Statement on Form S-4
                  File No. 333-135699


Dear Mr. Riedler:

         Castlewood Holdings Limited (the "Company") hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-4 be accelerated to Friday, December 15, 2006 or as soon thereafter as possible.

         Please inform Robert C. Juelke of Drinker Biddle & Reath LLP, (215) 988-2759, when the Registration Statement is declared effective.


                                     Very truly yours,

                                     CASTLEWOOD HOLDINGS LIMITED



                                     By: /s/ Richard J. Harris
                                         ---------------------------------------
                                         Name:  Richard J. Harris
                                         Title: Chief Financial Officer

cc:      Robert C. Juelke
         John J. Oros
         Robert F. Quaintance, Jr.
         Mark Smith